# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Core Scientific, Inc., CIK 0001733999
CUSIP: 21874A106
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 838 Walker Road, 21-2105, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001823138
Persons authorized to receive notices and communications: Lawrence V. Palermo, Two Seas Capital LP, 32 Elm Place, 3rd Floor, Rye, New York (NY), 10580, (646) 420-4504

## Reporting persons
- Two Seas Capital LP (CIK 0001823138): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 19,122,842; shared voting power 0; sole dispositive power 19,122,842; shared dispositive power 0; aggregate amount beneficially owned 19,122,842 (6.3% of the class)
- Two Seas Capital GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 19,122,842; shared voting power 0; sole dispositive power 19,122,842; shared dispositive power 0; aggregate amount beneficially owned 19,122,842 (6.3% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 19,122,842; shared voting power 0; sole dispositive power 19,122,842; shared dispositive power 0; aggregate amount beneficially owned 19,122,842 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Core Scientific, Inc.
Address of issuer's principal executive offices: 838 Walker Road, 21-2105, DOVER, Delaware (DE), 19904
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: The persons filings this Schedule 13D (collectively, the "Reporting Persons") are: (i) Two Seas Capital LP ("TSC"), (ii) Two Seas Capital GP LLC ("TSC GP"), and (iii) Sina Toussi.
Residence or business address: The business address for the Reporting Persons is 32 Elm Place, 3rd Floor, Rye, NY 10580.
Present principal occupation or employment: Each of the Reporting Persons is engaged in the business of investing. This Schedule 13D relates to the securities, including Common Stock, par value $0.00001 per share ("Common Stock"), of Core Scientific, Inc. (the "Issuer") held by Two Seas Strategic Investment Fund LP (the "Strategic Fund") and Two Seas Global (Master) Fund LP (the "Global Fund", and together with the Strategic Fund, the "Funds") and two managed accounts (the "Accounts"). The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Funds, the Accounts and other investment advisory clients. As such, TSC has been granted investment discretion over portfolio investments, including the securities of the Issuer, held by or for the account of the Funds and the Accounts, including the Funds' and Accounts' voting and discretionary decisions. TSC GP serves as general partner of TSC. Sina Toussi serves as the Chief Investment Officer of TSC and Managing Member of TSC GP.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Funds or Accounts, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Funds or Accounts, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: TSC is a Delaware limited partnership. TSC GP is a Delaware limited liability company. Sina Toussi is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 2,091,287 shares of Common Stock and 10,234 options to purchase Common Stock directly held by the Strategic Fund reported herein was approximately $28,341,204.58. The aggregate purchase price of the 10,417,424 shares of Common Stock, 45,612 options to purchase Common Stock and 313,646 warrants directly held by the Global Fund reported herein was approximately $97,417,116.99. The aggregate purchase price of the 578,185 shares of Common Stock and 1,377 options to purchase Common Stock directly held by the Managed Accounts reported herein was approximately $8,158,154.28. Further, the securities of the Issuer directly held by the Funds and Accounts were purchased with the working capital of the Funds and Accounts (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such securities because they believed that such securities, when purchased, represented an attractive investment opportunity.

On July 7, 2025, the Issuer, CoreWeave, Inc., a Delaware corporation ("CoreWeave"), and Miami Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of CoreWeave ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for a merger between Merger Sub and the Issuer, with the Issuer surviving as a wholly owned subsidiary of CoreWeave.

On August 7, 2025, TSC issued a press release containing an open letter to the Issuer's shareholders (the "August 7 Letter") expressing its intent to vote against adoption of the Merger Agreement and the reasons therefor at the upcoming special meeting of stockholders of the Issuer (the "Special Meeting"), a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Persons intend to solicit proxies against the Issuer's proposal to adopt the Merger Agreement at the Special Meeting and also intend to file a proxy statement in connection with the Special Meeting, if and when it is scheduled.

The foregoing description of the August 7 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the August 7 Letter, which is filed as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Persons may have discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the matters set forth in the August 7 Letter, the pending transaction involving CoreWeave, the Merger Agreement, the business of the Issuer, management, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, may endeavor (i) to increase or decrease the Funds and Accounts' positions in the Issuer through, among other things, the purchase or sale of the shares of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into such securities, or are based upon or relate to the value of such securities or the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the shares of Common Stock or other Securities without affecting the Reporting Persons' beneficial ownership of the Common Stock or other Securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each of the Reporting Persons may be deemed to beneficially own 19,122,842 shares of Common Stock of the Issuer, which includes 313,646 issuable upon exercise of warrants and options to purchase 5,722,300 shares of Common Stock. Such amount of beneficial ownership represents approximately 6.3% of the shares of Common Stock outstanding, based on 303,694,175 shares of Common Stock outstanding as of July 2, 2025, based on information disclosed in Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on July 7, 2025, plus 313,646 shares of Common Stock issuable upon the exercise of warrants held by the Funds. The Funds and Accounts have delegated to TSC sole voting and investment power over the securities held by the Funds and Accounts pursuant to their respective Investment Management Agreements with TSC. As a result, each of TSC, TSC GP, as the general partner of TSC, and Mr. Toussi, as Chief Investment Officer of TSC and Managing Member of TSC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Funds and Accounts. The Funds and Accounts specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with TSC. The information in Item 3 regarding the securities held by the Funds and Accounts is incorporated herein by reference.

The options to purchase Common Stock consist of options to purchase 3,400,000 shares of Common Stock with an exercise price of $15 per share that expire on January 16, 2026, options to purchase 1,050,000 shares of Common Stock with an exercise price of $13.50 per share that expire on August 8, 2025, and options to purchase 1,272,300 shares of Common Stock with an exercise price of $14 per share that expire on August 8, 2025. Global Fund sold options to purchase 1,700,000 shares of Common Stock with an exercise price of $21 per share that expire on January 16, 2026.

Item 6 of this Schedule 13D is incorporated herein by reference
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information in Item 3 regarding the securities held by the Funds and Accounts is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Transactions by the Reporting Persons (on behalf of the Funds and Accounts) effected during the past 60 days are set forth in Exhibit 99.3 and such information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference. All securities reported in this Schedule 13D are directly held by the Funds and Accounts, each of which are investment management clients of TSC. The limited partners of (or investors in) each of the Funds and Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held for the accounts of their respective Funds or Accounts in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds or Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 5 of this Schedule 13D is incorporated herein by reference.

The Global Fund holds 289,539 warrants currently exercisable at an exercise price of $6.81 per share and expire on January 23, 2027. The form of Warrant is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

The Global Fund holds 24,107 warrants currently exercisable at an exercise price of $0.01 per share and expire on January 23, 2029. The form of Warrant is incorporated by reference as Exhibit 99.5 and is incorporated herein by reference.

The Global Fund has entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 500,000 shares of Common Stock (representing economic exposure comparable to approximately 0.2% of the outstanding Common Stock) with Jefferies Financial Products, LLC. Under the terms of the swaps, (i) the Global Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Global Fund any positive price performance of the specified notional number of Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The swaps do not give the Reporting Persons or Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Stock that may be referenced in the swap contracts or Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2 Letter to the Board of Directors of Core Scientific, Inc., dated August 7, 2025.

99.3 Transactions Effected by the Reporting Persons (on Behalf of the Funds and Accounts) During the Past 60 Days.

99.4 Form of Warrant (incorporated by reference to Exhibit 4.3 to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on January 23, 2024).

99.5 Form of Warrant (incorporated by reference to Exhibit 4.3 to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on January 23, 2024).

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi/Managing Member of Two Seas Capital GP LLC, its general partner (08/08/2025)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi/Managing Member (08/08/2025)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi (08/08/2025)